                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 SCHEDULE 13E-3
                                 (Rule 13e-100)

                        RULE 13E-3 TRANSACTION STATEMENT
       (PURSUANT TO SECTION 13(e) OF THE SECURITIES EXCHANGE ACT OF 1934)

                         Home Loan Financial Corporation
--------------------------------------------------------------------------------
                              (Name of the Issuer)

                         Home Loan Financial Corporation
--------------------------------------------------------------------------------
                      (Name of Person(s) Filing Statement)

                        Common Shares, without par value
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   437183 10 6
--------------------------------------------------------------------------------
                      (CUSIP Number of Class of Securities)

                               Robert C. Hamilton
                         Home Loan Financial Corporation
                                 401 Main Street
                           Coshocton, Ohio 43812-1580
                                 (740) 622-0444
--------------------------------------------------------------------------------
       (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Person(s) Filing Statement)

                                    Copy to:
                           Terri Reyering Abare, Esq.
                       Vorys, Sater, Seymour and Pease LLP
                             Suite 2000, Atrium Two
                             221 East Fourth Street
                             Cincinnati, Ohio 45202
                                 (513) 723-4000

This statement is filed in connection with (check the appropriate box):

[X]      a.       The filing of solicitation materials or an information
                  statement subject to Regulation 14A, Regulation 14C or Rule
                  13e-3(c) under the Securities Exchange Act of 1934.

[  ]     b.       The filing of a registration statement under the Securities
                  Act of 1933.

[  ]     c.       A tender offer.

[  ]     d.       None of the above.

         Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: [X]

         Check the following box if the filing is a final amendment reporting the results of the transaction: [ ]

                            Calculation of Filing Fee


         Transaction valuation*                    Amount of filing fee**
--------------------------------------------------------------------------------

              $1,755,450                                 $206.62


[] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:
                       ---------------------------------------------------------

Form or Registration No.:
                          ------------------------------------------------------

Filing Party:
             -------------------------------------------------------------------

Date Filed:
           ---------------------------------------------------------------------

* Calculated solely for purposes of determining the filing fee. This amount consists of the estimated $1,755,450 of cash to be paid in lieu of issuing fractional common shares to holders of less than one common share after the proposed reverse stock split, assuming the acquisition of approximately 84,600 common shares for $20.75 per share in cash.

** The amount of the filing fee is calculated, in accordance with Rule 0-11(b)(1), by multiplying the transaction valuation of $1,755,450 by 0.0001177.





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                                TABLE OF CONTENTS

                                                                                                               Page
Introduction......................................................................................................1
Item 1.      Summary Term Sheet...................................................................................1
Item 2.      Subject Company Information..........................................................................1
Item 3.      Identity and Background of Filing Person.............................................................2
Item 4.      Terms of the Transaction.............................................................................3
Item 5.      Past Contacts, Transactions, Negotiations and Agreements.............................................3
Item 6.      Purposes of the Transaction and Plans or Proposals...................................................4
Item 7.      Purposes, Alternatives, Reasons and Effects..........................................................5
Item 8.      Fairness of the Transaction..........................................................................5
Item 9.      Reports, Opinions, Appraisals and Certain Negotiations...............................................6
Item 10.     Source and Amounts of Funds or Other Consideration...................................................6
Item 11.     Interest in Securities of the Subject Company........................................................7
Item 12.     The Solicitation or Recommendation...................................................................7
Item 13.     Financial Information................................................................................8
Item 14.     Persons/Assets, Retained, Employed, Compensated or Used..............................................8
Item 15.     Additional Information...............................................................................8
Item 16.     Exhibits.............................................................................................9



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                                  INTRODUCTION

         This Rule 13e-3 Transaction Statement on Schedule 13E-3 is being filed with the Securities and Exchange Commission (the "SEC") under Section 13(e) of the Securities Exchange Act of 1934, as amended (the "Exchange Act") and Rule 13e-3 promulgated thereunder by Home Loan Financial Corporation, an Ohio corporation ("HLFC"). HLFC is proposing that its shareholders, at a Special Meeting of the Shareholders of HLFC (the "Special Meeting"), approve and adopt amendments to HLFC's Articles of Incorporation, as amended, whereby (a) HLFC would effect a 1-for-600 reverse stock split of the Common Shares (as such term is defined below) and, in lieu of issuing fractional shares to holders of less than one whole Common Share, shareholders holding less than 600 Common Shares immediately prior to the reverse split will receive cash in the amount of $20.75 for each pre-split Common Share and (b) immediately following the reverse stock split and the conversion of fractional shares, HLFC would effect a 600-for-1 forward stock split of the Common Shares remaining outstanding after the reverse stock split and conversion. Items (a) and (b) will be considered one proposal (the "Stock Splits").

         This Schedule 13E-3 is being filed with the SEC concurrently with a preliminary proxy statement, including exhibits, filed by HLFC pursuant to Rule 14A under the Exchange Act (the "Proxy Statement"), which will notify the holders of Common Shares of the Special Meeting at which they will be asked to approve the Stock Splits, and to transact any other business properly brought before the Special Meeting.

         The information contained in the Proxy Statement is hereby expressly incorporated herein by reference and the responses to each item are qualified in their entirety by reference to the information contained in the Proxy Statement. As of the date hereof, the Proxy Statement is in preliminary form and is subject to amendment and completion. This Schedule 13E-3 will be further amended to reflect such amendment or completion of the Proxy Statement.

ITEM 1.           SUMMARY TERM SHEET.

         The information set forth in the section of the Proxy Statement entitled "Summary Term Sheet" is incorporated herein by reference.

ITEM 2.           SUBJECT COMPANY INFORMATION.

         (a)      Name and Address.

         The name of the subject company is Home Loan Financial Corporation ("HLFC"). HLFC is an Ohio corporation with its principal place of business located at 401 Main Street, Coshocton, Ohio 43812-1580. HLFC's telephone number is (740) 622-0444.

         (b)      Securities.

         The subject class of equity securities is HLFC's common shares, without par value (the "Common Shares"). There were 1,699,913 Common Shares outstanding on May 13, 2005.

                                       1

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         (c)      Trading Market and Price.

         The information set forth in the section of the Proxy Statement entitled "Information About HLFC -- Market Price and Dividend Information" is incorporated herein by reference.

         (d)      Dividends.

         The information set forth in the section of the Proxy Statement entitled "Information About HLFC -- Market Price and Dividend Information" is incorporated herein by reference.

         (e)      Prior Public Offerings.

         HLFC has not made any underwritten public offering of the Common Shares during the past three years.

         (f)      Prior Stock Purchases.

         The information set forth in the section of the Proxy Statement entitled "Information About HLFC -- HLFC Share Repurchase Information" is incorporated herein by reference.

ITEM 3.           IDENTITY AND BACKGROUND OF FILING PERSON.

         (a)      Name and Address.

         HLFC is the filing person and the subject company. HLFC's address and telephone number are provided in Item 2(a) above. HLFC's executive officers and directors are set forth below.

         Executive Officers

         Robert C. Hamilton  -  President and Chief Executive Officer
         Preston W. Bair     -  Secretary, Treasurer and Chief Financial Officer
         Kyle R. Hamilton    -  Vice President
         Thomas R. Conidi    -  Vice President

         Board of Directors

         Neal J. Caldwell       Douglas L. Randles
         Kyle R. Hamilton       Robert C. Hamilton
         Robert D. Mauch        Marion M. Sutton

         The address of each executive officer and director of HLFC is c/o Home Loan Financial Corporation, 401 Main Street, Coshocton, Ohio 43812-1580.


                                        2

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         (b)      Business and Background of Entities.

         Not applicable.

         (c)      Business and Background of Natural Persons.

         The information set forth in the section of the Proxy Statement entitled "Information About HLFC -- Management of HLFC" is incorporated herein by reference.

ITEM 4.           TERMS OF THE TRANSACTION.

         (a)      Material Terms.

         The information set forth in the sections of the Proxy Statement entitled "Special Factors -- Purpose of and Reasons for the Stock Splits," "Special Factors -- Effects of the Stock Splits," "Stock Splits Proposal -- Summary and Structure," "Stock Splits Proposal -- Material Federal Income Tax Consequences," "Meeting and Voting Information -- Quorum and Required Vote," and "Financial Information" is incorporated herein by reference.

         (c)      Different Terms.

         The information set forth in the sections of the Proxy Statement entitled "Stock Splits Proposal -- Summary and Structure," "Special Factors -- Effects of the Stock Splits" and "Information About HLFC -- Interest of Certain Persons in Matters to be Acted Upon" is incorporated herein by reference.

         (d)      Appraisal Rights.

         The information set forth in the section of the Proxy Statement entitled "Stock Splits Proposal -- Unavailability of Appraisal or Dissenters' Rights" is incorporated herein by reference.

         (e)      Provisions for Unaffiliated Security Holders.

         HLFC has not made any provision to grant its unaffiliated security holders access to the corporate files of HLFC or to obtain counsel or appraisal services for such unaffiliated security holders at the expense of HLFC.

         (f)      Eligibility for Listing or Trading.

         The information set forth in the section of the Proxy Statement entitled "Special Factors -- Effects of the Stock Splits" is incorporated herein by reference.

ITEM 5.           PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.

         (a)      Transactions.

         None.

                                       3

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         (b)      Significant Corporate Events.

         None.

         (c)      Negotiations or Contacts.

         None.

         (e)      Agreements Involving the Subject Company's Securities.

         None.

ITEM 6.           PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS.

         (b)      Use of Securities Acquired.

         The Common Shares acquired in connection with the Stock Splits will be retired.

         (c)      Plans.

                  (1)      None.

                  (2)      None.

                  (3)      None.

                  (4)      None.

                  (5)      None.

                  (6) The information set forth in the sections of the Proxy Statement entitled "Special Factors -- Purpose of and Reasons for the Stock Splits" and "Special Factors -- Effects of the Stock Splits" is incorporated herein by reference.

                  (7) The information set forth in the sections of the Proxy Statement entitled "Special Factors -- Purpose of and Reasons for the Stock Splits" and "Special Factors -- Effects of the Stock Splits" is incorporated herein by reference.

                  (8) The information set forth in the sections of the Proxy Statement entitled "Special Factors -- Purpose of and Reasons for the Stock Splits" and "Special Factors -- Effects of the Stock Splits" is incorporated herein by reference.

                                       4

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ITEM 7.           PURPOSES, ALTERNATIVES, REASONS AND EFFECTS.

         (a)      Purposes.

         The information set forth in the sections of the Proxy Statement entitled "Special Factors -- Purpose of and Reasons for the Stock Splits" and "Stock Splits Proposal -- Background of the Stock Splits" is incorporated herein by reference.

         (b)      Alternatives.

         The information set forth in the section of the Proxy Statement entitled "Special Factors -- Alternatives to the Stock Splits" is incorporated herein by reference.

         (c)      Reasons.

         The information set forth in the sections of the Proxy Statement entitled "Special Factors -- Purpose of and Reasons for the Stock Splits" and "Stock Splits Proposal -- Background of the Stock Splits" is incorporated herein by reference.

         (d)      Effects.

         The information set forth in the sections of the Proxy Statement entitled "Special Factors -- Effects of the Stock Splits," "Special Factors -- Fairness of the Stock Splits," "Special Factors -- Disadvantages of the Stock Splits," "Stock Splits Proposal -- Potential Disadvantages of the Stock Splits to Shareholders," "Stock Splits Proposal -- Material Federal Income Tax Consequences" and "Financial Information" is incorporated herein by reference.

ITEM 8.           FAIRNESS OF THE TRANSACTION.

         (a)      Fairness.

         The information set forth in the sections of the Proxy Statement entitled "Special Factors -- Fairness of the Stock Splits," "Opinion of Keller & Company" and "Stock Splits Proposal -- Recommendation of the Board" is incorporated herein by reference.

         (b)      Factors Considered in Determining Fairness.

         The information set forth in the sections of the Proxy Statement entitled "Special Factors -- Fairness of the Stock Splits," "Opinion of Keller & Company" "Stock Splits Proposal -- Recommendation of the Board," is incorporated herein by reference.

         (c)      Approval of Security Holders.

         The information set forth in the section of the Proxy Statement entitled "Special Factors --Fairness of the Stock Splits" is incorporated herein by reference.

                                       5

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         (d)      Unaffiliated Representative.

         The information set forth in the section of the Proxy Statement entitled "Special Factors -- Fairness of the Stock Splits" is incorporated herein by reference.

         (e)      Approval of Directors.

         The information set forth in the sections of the Proxy Statement entitled "Stock Splits Proposal -- Recommendation of the Board" and "Special Factors -- Fairness of the Stock Splits" is incorporated herein by reference.

         (f)      Other Offers.

         None.

ITEM 9.           REPORTS, OPINIONS, APPRAISALS AND CERTAIN NEGOTIATIONS.

         (a)      Report, Opinion or Appraisal.

         The information set forth in the sections of the Proxy Statement entitled "Special Factors -- Fairness of the Stock Splits" and "Opinion of Keller & Company" is incorporated herein by reference.

         (b)      Preparer and Summary of the Report, Opinion or Appraisal.

         The information set forth in the sections of the Proxy Statement entitled "Summary Term Sheet -- Fairness of the Stock Splits," "Opinion of Keller & Company" and "Stock Splits Proposal -- Background of the Stock Splits" is incorporated herein by reference.

         (c)      Availability of Documents.

         The full text of the fairness opinion of Keller & Company, Inc. dated April 12, 2005, attached to the Proxy Statement as Exhibit A, is incorporated herein by reference. Such fairness opinion is also available for inspection and copying at HLFC's principal executive offices located at 401 Main Street, Coshocton, Ohio 43812-1580 during HLFC's regular business hours by any interested shareholder of HLFC or representative of such holder who has been so designated in writing.

ITEM 10.          SOURCE AND AMOUNTS OF FUNDS OR OTHER CONSIDERATION.

         (a)      Source of Funds.

         The information set forth in the section of the Proxy Statement entitled "Meeting and Voting Information -- Solicitation and Costs" is incorporated herein by reference.

                                       6

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         (b)      Conditions.

         Not applicable.

         (c)      Expenses.

         The information set forth in the section of the Proxy Statement entitled "Meeting and Voting Information -- Solicitation and Costs" is incorporated herein by reference.

         (d)      Borrowed Funds.

         Not applicable.

ITEM 11.          INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

         (a)      Securities Ownership.

         The information set forth in the section of the Proxy Statement entitled "Information About HLFC -- Interest of Certain Persons in Matters to be Acted Upon" is incorporated herein by reference.

         (b)      Securities Transactions.

         The information set forth in the section of the Proxy Statement entitled "Information About HLFC -- Interest of Certain Persons in Matters to be Acted Upon" is incorporated herein by reference.

ITEM 12.          THE SOLICITATION OR RECOMMENDATION.

         (d)      Intent to Tender or Vote in a Going Private Transaction.

         The information set forth in the sections of the Proxy Statement entitled "Special Factors -- Fairness of the Stock Splits," "Stock Splits Proposal -- Recommendation of the Board" and "Meeting and Voting Information -- Quorum and Required Vote" is incorporated herein by reference.

         (e)      Recommendations of Others.

         The information set forth in the sections of the Proxy Statement entitled "Special Factors -- Fairness of the Stock Splits" and "Stock Splits Proposal -- Recommendation of the Board" is incorporated herein by reference.

                                       7

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ITEM 13.          FINANCIAL INFORMATION.

         (a)      Financial Information.

                  (1) The audited financial statements contained in HLFC's Annual Report on Form 10-KSB for the fiscal year ended June 30, 2004, are incorporated herein by reference. The information and financial statements set forth in the section of the Proxy Statement entitled "Financial Information" is incorporated by reference.

                  (2) The financial statements contained in HLFC's Quarterly Report on Form 10-QSB for the quarter ended March 31, 2005, are incorporated herein by reference. The information and financial statements set forth in the section of the Proxy Statement entitled "Financial Information" is incorporated by reference.

                  (3)      Not applicable.

                  (4) The information set forth in the section of the Proxy Statement entitled "Financial Information" is incorporated herein by reference.

         (b)      Pro Forma Information.

         The information set forth in the section of the Proxy Statement entitled "Financial Information -- Pro Forma Financial Information" is incorporated herein by reference.

ITEM 14.          PERSONS/ASSETS, RETAINED, EMPLOYED, COMPENSATED OR USED.

         (a)      Solicitations or Recommendations.

         The information set forth in the section of the Proxy Statement entitled "Meeting and Voting Information -- Solicitation and Costs" is incorporated herein by reference.

         (b)      Employees and Corporate Assets.

         The information set forth in the section of the Proxy Statement entitled "Meeting and Voting Information -- Solicitation and Costs" is incorporated herein by reference.

ITEM 15.          ADDITIONAL INFORMATION.

         All of the information set forth in the Proxy Statement and each Exhibit attached thereto is incorporated herein by reference.

                                       8

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ITEM 16.          EXHIBITS.

         (a)      (i)      Preliminary Proxy Statement and Form of Proxy for the
                           Special Meeting of Shareholders of Home Loan
                           Financial Corporation*

                  (ii) Form of Reverse Stock Split Amendment to the Articles of Incorporation, as amended, of Home Loan Financial Corporation*

                  (iii) Form of Forward Stock Split Amendment to the Articles of Incorporation, as amended, of Home Loan Financial Corporation*

         (b)  Not applicable.

         (c)  Fairness Opinion of Keller & Company, Inc.*

         (d)  Not applicable.

         (f)  Not applicable.

         (g)  Not applicable.

         * Incorporated by reference to HLFC's preliminary Proxy Statement on Schedule 14A filed with the Securities and Exchange Commission on May 18, 2005.


                                       9

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                                    SIGNATURE

         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  May 18, 2005


                                    HOME LOAN FINANCIAL CORPORATION


                                    By:    /s/ Robert C. Hamilton
                                         ---------------------------------------
                                    Name:  Robert C. Hamilton
                                    Title: President and Chief Executive Officer






                                       10

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                                  EXHIBIT INDEX





     Exhibit
     -------
     (a)(i)       Preliminary Proxy Statement and Form of Proxy for the Special
                  Meeting of Shareholders of Home Loan Financial Corporation*

     (a)(ii)      Form of Reverse Stock Split Amendment to the Articles of
                  Incorporation, as amended, of Home Loan Financial Corporation*

     (a)(iii)     Form of Forward Stock Split Amendment to the Articles of
                  Incorporation, as amended, of Home Loan Financial Corporation*

     (c)          Fairness Opinion of Keller & Company, Inc.*




*        Incorporated by reference to HLFC's preliminary Proxy Statement on
         Schedule 14A filed with the Securities and Exchange Commission on May 18, 2005.




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